Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, TX 75039-2298

ExxonMobil

July 12, 2011

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Exxon Mobil Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011; amended February 28, 2011

File No. 1-02256

Dear Mr. Schwall:

The purpose of this letter is to confirm the understanding I reached with Mark Wojciechowski, during a telephone conversation on July 11, 2011 that ExxonMobil will endeavor to respond to the questions posed in the SEC’s letter dated July 5, 2011 as soon as possible, but no later than September 1, 2011.  The reasons for ExxonMobil's request for additional time are that many of the personnel involved in preparing our responses are actively engaged in preparing the second quarter 2011 financial statements, combined with the availability of key members of management who will be reviewing our responses.

Please do not hesitate to contact me at 972-444-1290 if you have any questions.

Sincerely,

By:

/s/ Stephen A. Littleton

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Name:

Stephen A. Littleton

Title:

Financial Reporting Manager

c:

Mark Wojciechowski